Exhibit 99.12

Indian GAAP Standalone

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (“the Company”), which comprise the balance sheet as at 30 June 2014, the statement of profit and loss and cash flow statement of the Company for the quarter then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards issued under the Companies (Accounting Standards) Rules, 2006 which continue to apply under section 133 of the Companies Act, 2013 (‘the Act’) and other accounting principles generally accepted in India. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the balance sheet, of the state of affairs of the Company as at 30 June 2014;
(ii)	in the case of the statement of profit and loss, of the profit for the quarter ended on that date; and
(iii)	in the case of the cash flow statement, of the cash flows for the quarter ended on that date.

for B S R & Co. LLP
Chartered Accountants
Firm’s Registration Number: 101248W/W-100022

Akhil Bansal
Partner
Membership Number: 090906

Bangalore

11 July 2014

INFOSYS LIMITED

in crore

Balance Sheet as at	Note	June 30, 2014	March 31, 2014
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	286	286
Reserves and surplus	2.2	44,538	41,806
		44,824	42,092
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	419	364
		419	364
CURRENT LIABILITIES
Trade payables	2.5	128	68
Other current liabilities	2.6	4,304	4,071
Short-term provisions	2.7	3,738	6,117
		8,170	10,256
		53,413	52,712
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	5,908	5,719
Intangible assets	2.8	9	13
Capital work-in-progress		1,074	954
		6,991	6,686
Non-current investments	2.10	3,968	3,968
Deferred tax assets (net)	2.3	554	542
Long-term loans and advances	2.11	2,150	2,227
Other non-current assets	2.12	62	52
		13,725	13,475
CURRENT ASSETS
Current investments	2.10	2,979	2,749
Trade receivables	2.13	8,217	7,336
Cash and cash equivalents	2.14	23,193	24,100
Short-term loans and advances	2.15	5,299	5,052
		39,688	39,237
		53,413	52,712
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal	S. Gopalakrishnan	S. D. Shibulal	Dr. Vishal Sikka	Srinath Batni
Partner Membership No. 090906	Non-Executive Vice-Chairman	Chief Executive Officer and Managing Director	Director	Director

	U.B.Pravin Rao	K.V. Kamath	Dr. Omkar Goswami	Prof. Jeffrey S. Lehman
	Chief Operating Officer and Director	Director	Director	Director

	Ravi Venkatesan	R.Seshasayee	Kiran Mazumdar- Shaw	Carol M Browner
	Director	Director	Director	Director

	Rajiv Bansal	Parvatheesam K
Bangalore July 11, 2014	Chief Financial Officer	Chief Risk and Compliance Officer and Company Secretary

INFOSYS LIMITED

in crore except share and per equity share data

Statement of Profit and Loss for the	Note	Quarter ended June 30,
		2014	2013
Income from software services and products	2.16	11,319	9,959
Other income	2.17	790	563
Total revenue		12,109	10,522
Expenses
Employee benefit expenses	2.18	6,234	5,567
Deferred consideration pertaining to acquisition		57	52
Cost of technical sub-contractors	2.18	617	579
Travel expenses	2.18	340	347
Cost of software packages and others	2.18	268	174
Communication expenses	2.18	92	75
Professional charges		47	95
Depreciation and amortisation expense	2.8	192	250
Other expenses	2.18	467	307
Total expenses		8,314	7,446
PROFIT BEFORE TAX		3,795	3,076
Tax expense:
Current tax	2.19	1,088	846
Deferred tax	2.19	(13)	(20)
PROFIT FOR THE PERIOD		2,720	2,250
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Basic		47.60	39.19
Diluted		47.60	39.19
Number of shares used in computing earnings per share	2.32
Basic		57,14,02,566	57,42,36,166
Diluted		57,14,02,566	57,42,36,166
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal	S. Gopalakrishnan	S. D. Shibulal	Dr. Vishal Sikka	Srinath Batni
Partner Membership No. 090906	Non-Executive Vice-Chairman	Chief Executive Officer and Managing Director	Director	Director

	U.B.Pravin Rao	K.V. Kamath	Dr. Omkar Goswami	Prof. Jeffrey S. Lehman
	Chief Operating Officer and Director	Director	Director	Director

	Ravi Venkatesan	R.Seshasayee	Kiran Mazumdar- Shaw	Carol M Browner
	Director	Director	Director	Director

	Rajiv Bansal	Parvatheesam K
Bangalore July 11, 2014	Chief Financial Officer	Chief Risk and Compliance Officer and Company Secretary

INFOSYS LIMITED

in crore

Cash Flow Statement for the	Notes	Quarter ended June 30,
		2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		3,795	3,076
Adjustments to reconcile profit before tax to cash generated by operating activities
Depreciation and amortisation expense		192	250
Provision for bad and doubtful debts		105	39
Deferred purchase price		57	52
Interest and dividend income		(657)	(528)
Other non-cash item		(17)	(14)
Effect of exchange differences on translation of assets and liabilities		(1)	39
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(2)	(40)
Changes in assets and liabilities
Trade receivables		(987)	(970)
Loans and advances and other assets		(190)	(300)
Liabilities and provisions		347	604
		2,642	2,208
Income taxes paid		(632)	(473)
NET CASH GENERATED BY OPERATING ACTIVITIES		2,010	1,735
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure		(416)	(415)
Investment in mutual fund units		(5,950)	(5,442)
Disposal of liquid mutual fund units		5,447	4,873
Redemption of certificates of deposit		275	–
Investment in tax free bonds		–	(111)
Interest and dividend received		599	494
NET CASH USED IN INVESTING ACTIVITIES		(45)	(601)
CASH FLOWS FROM FINANCING ACTIVITIES
Loan given to subsidiary		–	(22)
Dividends paid		(2,454)	(1,549)
Dividend tax paid		(420)	(263)
NET CASH USED IN FINANCING ACTIVITIES		(2,874)	(1,834)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		2	40
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(907)	(660)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		24,100	20,401
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		23,193	19,741
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal	S. Gopalakrishnan	S. D. Shibulal	Dr. Vishal Sikka	Srinath Batni
Partner Membership No. 090906	Non-Executive Vice-Chairman	Chief Executive Officer and Managing Director	Director	Director

	U.B.Pravin Rao	K.V. Kamath	Dr. Omkar Goswami	Prof. Jeffrey S. Lehman
	Chief Operating Officer and Director	Director	Director	Director

	Ravi Venkatesan	R.Seshasayee	Kiran Mazumdar- Shaw	Carol M Browner
	Director	Director	Director	Director

	Rajiv Bansal	Parvatheesam K
Bangalore July 11, 2014	Chief Financial Officer	Chief Risk and Compliance Officer and Company Secretary

Significant accounting policies

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its controlled trust, Infosys Science Foundation, majority-owned and controlled subsidiary, Infosys BPO Limited and its controlled subsidiaries ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc., USA ('Infosys Public Services'), Infosys Americas Inc., (Infosys Americas), Edgeverve Systems Limited (Edgeverve), Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products and platforms.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 2013 (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in statement of profit and loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets, intangible assets and capital work-in-progress

Tangible assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until such assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8 Depreciation and amortization

Depreciation on tangible assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows:

Buildings (1)	22-25 years
Plant and machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles (1)	5 years

(1)	For these class of assets, based on internal assessment and independent technical evaluation carried out by external valuers the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation and amortization methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.8)

1.9 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10 Retirement benefits to employees

a Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.12 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.13 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.14 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the share premium account.

1.15 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.16 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.18 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.19 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the statement of profit and loss over the lease term.

2 NOTES TO ACCOUNTS FOR THE QUARTER ENDED JUNE 30, 2014

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at
	June 30, 2014	March 31, 2014
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	286	286
57,14,02,566 (57,14,02,566) equity shares fully paid-up
	286	286

Forfeited shares amounted to 1,500/- (1,500/-)

(1)	Refer to note 2.32 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

During the year ended March 31, 2014, the amount of dividend per share recognized as distribution to equity shareholder was 63/- The dividend for the year ended March 31, 2014 includes 43 per share of final dividend. The total dividend appropriation for the year ended March 31, 2014 amounted to 4,233 crore, including corporate dividend tax of 615 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholder holding more than 5% shares as at June 30, 2014 and March 31, 2014 are set out below :

Name of the shareholder	As at June 30, 2014		As at March 31, 2014
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	9,28,78,391	16.17	9,24,70,660	16.10

The reconciliation of the number of shares outstanding and the amount of share capital as at June 30, 2014 and March 31, 2014 is set out below:

Particulars	As at June 30, 2014		As at March 31, 2014
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	57,14,02,566	286	57,42,36,166	287
Less : Treasury shares	–	–	2,833,600	1
Number of shares at the end of the period	571,402,566	286	571,402,566	286

2.2 RESERVES AND SURPLUS

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	3,069	3,065
Add: Reserves on consolidation of trust	–	4
	3,069	3,069
General reserve - Opening balance	8,291	7,270
Add: Transferred from Surplus	–	1,021
	8,291	8,291
Surplus - Opening balance	30,392	25,383
Add: Net profit after tax transferred from Statement of Profit and Loss	2,720	10,194
Reserves on consolidation of trust	–	50
Dividend eliminated on consolidation of trust	12	13
Reserves on transfer of assets and liabilities of Infosys Consulting India Limited (refer to note 2.26)	–	6
Amount available for appropriation	33,124	35,646
Appropriations:
Interim dividend	–	1,149
Final dividend	–	2,469
Total dividend	–	3,618
Dividend tax	–	615
Amount transferred to general reserve	–	1,021
Surplus- Closing Balance	33,124	30,392
	44,538	41,806

2.3 DEFERRED TAXES

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
Deferred tax assets
Fixed assets	318	356
Trade receivables	92	44
Unavailed leave	259	249
Computer software	51	50
Accrued compensation to employees	23	31
Post sales client support	96	98
Others	19	17
	858	845
Deferred tax liabilities
Branch profit tax	304	303
	304	303
Deferred tax assets after set off	554	542
Deferred tax liabilities after set off	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at June 30, 2014 and March 31, 2014, the Company has provided for branch profit tax of 304 crore and 303 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes 1 crore movement on account of exchange rate during the quarter ended June 30, 2014.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.29)	6	7
Payable for acquisition of business (refer to note 2.10.1)	386	330
Rental deposits received from subsidiary (refer to note 2.25)	27	27
	419	364

2.5 TRADE PAYABLES

in crore

Particulars	As at
	June 30, 2014	March 31, 2014

Trade payables	128	68
	128	68
Includes dues to subsidiaries (refer to note 2.25)	99	30

2.6 OTHER CURRENT LIABILITIES

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
Accrued salaries and benefits
Salaries and benefits	583	503
Bonus and incentives	563	669
Other liabilities
Provision for expenses (1)	1,209	1,296
Retention monies	118	72
Withholding and other taxes payable	985	834
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.29)	4	4
Other payables (2)	75	63
Advances received from clients	15	21
Unearned revenue	746	606
Unpaid dividends	6	3
	4,304	4,071
(1) Includes dues to subsidiaries (refer to note 2.25)	6	8
(2) Includes dues to subsidiaries (refer to note 2.25)	11	3

2.7 SHORT-TERM PROVISIONS

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
Provision for employee benefits
Unavailed leave	884	798
Others
Proposed dividend	–	2,469
Provision for
Tax on dividend	–	420
Income taxes (net of advance tax and TDS)	2,547	2,105
Post-sales client support and warranties and other provisions	307	325
Provision towards visa related matters (Refer note 2.35)	–	–
	3,738	6,117

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows :

 in crore

Particulars	Quarter ended		Year ended
	June 30, 2014	June 30, 2013	March 31, 2014
Balance at the beginning	325	199	199
Provision recognized/(reversed)	4	(14)	124
Provision utilised	(21)	–	–
Exchange difference during the period	(1)	11	2
Balance at the end	307	196	325

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

Provision towards visa related matters amounting to 219 crore (including legal costs) was created and paid during the year ended March 31, 2014 (Refer to note 2.35)

2.8 FIXED ASSETS

in crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2014	Additions/ Adjustments during the period	Deductions/ Retirement during the period	As at June 30, 2014	As at April 1, 2014	For the period	Deductions/ Adjustments during the period	As at June 30, 2014	As at June 30, 2014	As at March 31, 2014
Tangible assets :
Land : Freehold	781	54	–	835	–	–	–	–	835	781
Leasehold	349	103	–	452	–	–	–	–	452	349
Buildings (1)(2)	4,878	61	–	4,939	1,754	43	–	1,797	3,142	3,124
Plant and equipment (2)	1,090	16	–	1,106	671	38	–	709	397	419
Office equipment (2)	393	22	–	415	215	14	–	229	186	178
Computer equipment (2)(3)	2,178	107	5	2,280	1,554	69	5	1,618	662	624
Furniture and fixtures (2)	679	14	–	693	441	23	–	464	229	238
Vehicles	13	–	–	13	7	1	–	8	5	6
	10,361	377	5	10,733	4,642	188	5	4,825	5,908	5,719
Intangible assets :
Intellectual property rights	59	–	–	59	46	4	–	50	9	13
	59	–	–	59	46	4	–	50	9	13
Total	10,420	377	5	10,792	4,688	192	5	4,875	5,917	5,732
Previous year	8,060	2,381	21	10,420	3,607	1,101	20	4,688	5,732

Notes	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to Infosys BPO, a subsidiary.
	(3)	The opening Balance as of April 1, 2014 includes computer equipment having gross book value of 1 crore (net book value Nil) transferred from Infosys Consulting India Limited ( Refer note 2.26)

During the quarter ended June 30, 2014, the management based on internal and external technical evaluation reassessed the remaining useful life of assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly the useful lives of certain assets required a change from the previous estimates.

The existing and revised useful lives are as below:

Category of assets	Existing useful life (Years)	Revised useful life (Years)
Building	15	22-25
Plant and machinery	5	5
Computer equipment	2-5	3-5
Furniture and fixtures	5	5
Vehicles	5	5

Had the Company continued with the previously assessed useful lives, charge for depreciation for the quarter ended June 30, 2014 would have been higher by 127 crore for assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets.

in crore

Particulars	Fiscal 2015	Fiscal 2016	After Fiscal 2016
Increase / (decrease) in depreciation expense	(404)	(145)	549

Profit on disposal of fixed assets during the quarter ended June 30, 2014 is less than 1 crore (less than 1 crore for the quarter ended June 30, 2013).

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements.

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at June 30, 2014 and March 31, 2014 are as follows:

in crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	48	32	16
	49	32	17
Plant	1	–	1
	1	–	1

The aggregate depreciation charged on the above assets during the quarter ended June 30, 2014 amounted to less than 1 crore (1 crore for the quarter ended June 30, 2013).

The rental income from Infosys BPO for the quarter ended June 30, 2014 amounted to 4 crore (4 crore for the quarter ended June 30, 2013).

2.9 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in crore

Particulars	Quarter ended June 30,
	2014	2013
Lease rentals recognized during the period	42	45

in crore

Lease obligations payable	As at ,
	June 30, 2014	March 31, 2014
Within one year of the balance sheet date	120	125
Due in a period between one year and five years	320	314
Due after five years	213	218

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at
	June 30, 2014	March 31, 2014
Non-current investments
Long term investments - at cost
Trade (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologia do Brasil Ltda
4,00,00,000 (4,00,00,000) shares of BRL 1.00 par value, fully paid	109	109
Infosys Technologies (Shanghai) Company Limited	234	234
Infosys Consulting India Limited
Nil (Nil) equity shares of 10/- each, fully paid	–	–
Infosys Public Services, Inc.
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid	99	99
Lodestone Holding AG (refer to note 2.10.1)
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400 (29,400) - Class B Shares of CHF 100 each, fully paid up	1,323	1,323
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
Edgeverve Systems Limited (refer to note 2.10.2)	1	1
10,00,000 (10,00,000) equity shares of 10/- each, fully paid
	2,664	2,664
Others (unquoted) (refer to note 2.10.3)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (quoted)
Investments in tax free bonds (refer to note 2.10.4)	1,300	1,300
	1,300	1,300
Total non-current investments	3,968	3,968
Current portion of Long term investments
Quoted
Fixed Maturity Plans (refer to note 2.10.5)	100	100
	100	100
Current investments – at the lower of cost and fair value
Other current investments
Unquoted
Liquid mutual fund units (refer to note 2.10.6)	2,371	1,866
Certificates of deposit (refer to note 2.10.6)	508	783
	2,879	2,649
Total current investments	2,979	2,749
Total investments	6,947	6,717
Aggregate amount of quoted investments excluding interest accrued but not due of 74 crore as of June 30, 2014 (48 crore as at March 31, 2014) included under Note 2.15 Short term Loans and advances	1,400	1,400
Market value of quoted investments	1,397	1,344
Aggregate amount of unquoted investments	5,549	5,319
Aggregate amount of provision made for non-current unquoted investments	2	2

2.10.1 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. An amount of 57 crore and 52 crore, representing the proportionate charge of the deferred consideration has been recognised as an expense during the quarter ended June 30, 2014 and quarter ended June 30, 2013 respectively.

2.10.2 Investment in Edgeverve Systems Limited

On February 14, 2014, a wholly owned subsidiary Edgeverve Systems Limited (Edgeverve) was incorporated. Edgeverve was created to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders have authorized the Board to enter into a Business Transfer Agreement and related documents with Edgeverve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors.

The company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of $70 million (approximately 421 crore) with effect from July 1, 2014.

2.10.3 Details of Investments

The details of non-current other investments in equity instruments as at June 30, 2014 and March 31, 2014 are as follows:

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid, par value 10/- each	2	2
Global Innovation and Technology Alliance
5,000 (5,000) equity shares at 1,000/- each, fully paid, par value 1,000/- each	–	–
	6	6
Less: Provision for investment	2	2
	4	4

2.10.4 Details of Investments in tax free bonds

The balances held in tax free bonds as at June 30, 2014 and March 31, 2014 is as follows:

in crore

Particulars	Face Value	As at June 30, 2014		As at March 31, 2014
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	54	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	54
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	5,00,000	50	5,00,000	50
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	1,50,000	15	1,50,000	15
		64,56,450	1,300	64,56,450	1,300

2.10.5 Details of Investments in Fixed Maturity Plans

The balances held in Fixed Maturity Plans as at June 30, 2014 and March 31, 2014 is as follows:

in crore

Particulars	As at June 30, 2014		As at March 31, 2014
	Units	Amount	Units	Amount
UTI - Fixed Term Income Fund Series - XVII –XIII	2,50,00,000	25	2,50,00,000	25
HDFC Fixed Maturity Plans - Series 29	2,50,00,000	25	2,50,00,000	25
DSP BlackRock FMP Series 146 12M - Dir - Growth	2,50,00,000	25	2,50,00,000	25
DSP Black Rock FMP Series 151 12M - Dir - Growth	2,50,00,000	25	2,50,00,000	25
	10,00,00,000	100	10,00,00,000	100

2.10.6 Details of Investments in liquid mutual fund units and certificate of deposits

The balances held in liquid mutual fund units as at June 30, 2014 is as follows:

in crore

Particulars	Units	Amount
SBI Premier Liquid Fund - Direct Plan - Daily Dividend Reinvestment	9,96,938	100
IDFC Cash Fund Daily Dividend - Direct Plan	10,99,604	110
Tata Liquid Fund Direct Plan - Daily Dividend	22,54,047	251
JP Morgan India liquid fund direct plan-daily dividend	33,47,36,143	335
Religare Invesco Liquid Fund-Direct Plan Daily Dividend	12,924	1
Religare Invesco Liquid Fund-Direct Plan Daily Dividend	9,99,389	100
Reliance Liquid Fund - Treasury Plan - Direct Daily Dividend Option	6,22,095	95
L & T Liquid Fund Direct Plan - Daily Dividend Reinvestment	26,94,266	273
Kotak Liquid Scheme Plan A - Direct Plan - Daily Dividend	12,17,107	149
DWS Insta Cash Plus Fund - Direct Plan - Daily Dividend - Reinvestment	2,81,43,982	282
ICICI Prudential Liquid - Direct Plan- Daily Dividend	2,33,98,085	234
DSP Black Rock Liquidity Fund - Direct Plan- Daily Dividend	28,08,018	281
Birla Sun Life Cash Plus - Daily Dividend - Direct Plan - Reinvestment	1,59,71,789	160
	41,49,54,387	2,371

The balances held in liquid mutual fund units as at March 31, 2014 is as follows:

in crore

Particulars	Units	Amount
SBI Premier Liquid Fund - Direct Plan - Daily Dividend Reinvestment	14,96,454	150
IDFC Cash Fund Daily Dividend - Direct Plan	23,95,149	240
Tata Liquid Fund Direct Plan - Daily Dividend	24,61,026	274
HDFC Liquid Fund-Direct Plan- Daily Dividend Reinvestment	33,44,09,159	341
Religare Invesco Liquid Fund-Direct Plan Daily Dividend	12,704	1
Reliance Liquidity Fund-Direct Plan Daily Dividend Reinvestment Option	35,45,234	355
L & T Liquid Fund Direct Plan - Daily Dividend Reinvestment	14,82,628	150
UTI Liquid Cash Plan - Institutional - Direct Plan - Daily Dividend Reinvestment	11,78,546	120
Birla Sun Life Floating Rate Fund-STP-DD-Direct Reinvestment	2,34,93,259	235
	37,04,74,159	1,866

The balances held in certificates of deposit as at June 30, 2014 is as follows:

Particulars	Face value	Units	Amount
Oriental Bank of Commerce	100,000/-	39,000	364
IDBI Bank Limited	100,000/-	10,000	93
Corporation Bank	100,000/-	3,000	28
Vijaya Bank	100,000/-	2,500	23
		54,500	508

The balances held in certificates of deposit as at March 31, 2014 is as follows:

Particulars	Face value	Units	Amount
Oriental Bank of Commerce	100,000/-	48,500	454
IDBI Bank Limited	100,000/-	10,000	93
Corporation Bank	100,000/-	8,000	75
Union Bank of India	100,000/-	5,000	46
Indian Overseas Bank	100,000/-	5,000	46
HDFC Bank	100,000/-	5,000	46
Vijaya Bank	100,000/-	2,500	23
		84,000	783

2.11 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
Unsecured, considered good
Capital advances	635	687
Electricity and other deposits	61	59
Rental deposits (1)	37	48
Other loans and advances
Advance income taxes (net of provisions)	1,403	1,417
Prepaid expenses	8	10
Loans and advances to employees
Housing and other loans	6	6
	2,150	2,227
(1) Includes deposits with subsidiaries (refer to note 2.25)	21	21

2.12 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
Others
Restricted deposits (refer to note 2.33)	57	43
Advance to gratuity trust (refer to note 2.29)	5	9
	62	52

2.13 TRADE RECEIVABLES (1)

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	214	135
Less: Provision for doubtful debts	214	135
	–	–
Other debts
Unsecured
Considered good (2)	8,217	7,336
Considered doubtful	87	61
	8,304	7,397
Less: Provision for doubtful debts	87	61
	8,217	7,336
	8,217	7,336
(1) Includes dues from companies where directors are interested	10	117
(2) Includes dues from subsidiaries (refer to note 2.25)	153	129

2.14 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
Cash on hand	–	–
Balances with banks
In current and deposit accounts	20,413	20,600
Others
Deposits with financial institutions	2,780	3,500
	23,193	24,100
Balances with banks in unpaid dividend accounts	6	3
Deposit accounts with more than 12 months maturity	183	182
Balances with banks held as margin money deposits against guarantees	204	200

Cash and cash equivalents as of June 30, 2014 and March 31, 2014 include restricted cash and bank balances of 210 crore and 203 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees, unclaimed dividends and balances held by consolidated trust.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
In current accounts
ANZ Bank, Taiwan	–	1
Bank of America, USA	575	632
Bank of Baroda, India	1	–
Citibank NA, Australia	62	75
Citibank NA, India	1	2
Citibank NA, EEFC (U.S. Dollar account)	3	–
Citibank NA, Japan	6	11
Citibank NA, New Zealand	3	2
Citibank NA, South Africa	1	1
Citibank NA, Thailand	1	1
Deutsche Bank, Philippines	2	–
Deutsche Bank, India	4	7
Deutsche Bank-EEFC (Euro account)	18	8
Deutsche Bank-EEFC (GBP account)	1	11
Deutsche Bank-EEFC (AUD account)	37	8
Deutsche Bank-EEFC (U.S. Dollar account)	57	63
Deutsche Bank-EEFC (CHF account)	5	–
Deutsche Bank, Belgium	3	12
Deutsche Bank, France	9	5
Deutsche Bank, Germany	56	33
Deutsche Bank, Netherlands	5	16
Deutsche Bank, Russia	1	1
Deutsche Bank, Russia (U.S. Dollar account)	–	13
Deutsche Bank, Singapore	2	10
Deutsche Bank, Spain	2	3
Deutsche Bank, Switzerland	–	3
Deutsche Bank, Switzerland (U.S. Dollar account)	–	2
Deutsche Bank, UK	109	73
Deutsche Bank-EEFC (Swiss Franc account)	–	1
HSBC, Hong Kong	19	2
ICICI Bank, India	99	31
ICICI Bank-EEFC (U.S. Dollar account)	4	8
Nordbanken, Sweden	–	13
Punjab National Bank, India	3	3
Royal Bank of Canada, Canada	39	22
State Bank of India	1	9
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	–
	1,130	1,082

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
In deposit accounts
Allahabad Bank	931	931
Andhra Bank	753	753
Axis Bank	1,000	1,000
Bank of Baroda	2,125	2,125
Bank of India	2,615	2,461
Canara Bank	2,349	2,046
Central Bank of India	1,500	1,500
Corporation Bank	1,054	1,054
HDFC Bank	100	–
ICICI Bank	3,000	2,976
IDBI Bank	1,048	1,650
Indusind Bank	25	25
ING Vysya Bank	200	200
Indian Overseas Bank	579	700
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	–	25
Oriental Bank of Commerce	86	86
Syndicate Bank	708	783
Vijaya Bank	775	775
Yes Bank	200	200
	19,073	19,315
In unpaid dividend accounts
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	5	2
	6	3
In margin money deposits against guarantees
Canara Bank	146	142
State Bank of India	58	58
	204	200
Deposits with financial institutions
HDFC Limited	2,780	3,500
	2,780	3,500
Total cash and cash equivalents as per Balance Sheet	23,193	24,100

2.15 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
Unsecured, considered good
Loans to subsidiary (refer to note 2.25)	37	36
Others
Advances
Prepaid expenses	187	98
For supply of goods and rendering of services	50	72
Withholding and other taxes receivable	1,069	987
Others (1)	132	20
	1,475	1,213
Restricted deposits (refer to note 2.33)	942	934
Unbilled revenues (2)	2,421	2,392
Interest accrued but not due	148	92
Loans and advances to employees
Housing and other loans	64	64
Salary advances	139	127
Electricity and other deposits	4	8
Mark-to-market forward and options contracts	91	217
Rental deposits	15	5
	5,299	5,052
Unsecured, considered doubtful
Loans and advances to employees	7	6
	5,306	5,058
Less: Provision for doubtful loans and advances to employees	7	6
	5,299	5,052
(1) Includes dues from subsidiaries (refer to note 2.25)	126	13
(2) Includes dues from subsidiaries (refer to note 2.25)	1	–

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

in crore

Particulars	Quarter ended June 30,
	2014	2013
Income from software services	10,921	9,551
Income from software products	398	408
	11,319	9,959

2.17 OTHER INCOME

in crore

Particulars	Quarter ended June 30,
	2014	2013
Interest received on deposits with banks and others	608	497
Dividend received on investment in mutual fund units	49	31
Miscellaneous income, net	6	6
Gains / (losses) on foreign currency, net	127	29
	790	563

2.18 EXPENSES

in crore

Particulars	Quarter ended June 30,
	2014	2013
Employee benefit expenses
Salaries and bonus including overseas staff expenses	6,081	5,442
Contribution to provident and other funds	140	117
Staff welfare	13	8
	6,234	5,567
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	326	271
Technical sub-contractors - others	291	308
	617	579
Travel expenses
Overseas travel expenses	308	321
Traveling and conveyance	32	26
	340	347
Cost of software packages and others
For own use	213	135
Third party items bought for service delivery to clients	55	39
	268	174
Communication expenses
Telephone charges	65	55
Communication expenses	27	20
	92	75

in crore

Particulars	Quarter ended June 30,
	2014	2013
Other expenses
Office maintenance	75	69
Power and fuel	47	46
Brand building	14	21
Rent	42	45
Rates and taxes, excluding taxes on income	23	17
Repairs to building	11	7
Repairs to plant and machinery	11	8
Computer maintenance	32	25
Consumables	5	3
Insurance charges	10	7
Provision for post-sales client support and warranties	4	(14)
Commission to non-whole time directors	2	2
Provision for bad and doubtful debts and advances	106	39
Auditor's remuneration
Statutory audit fees	–	–
Other services	–	–
Bank charges and commission	1	1
Contributions to Infosys Foundation towards CSR (Refer Note 2.34)	48	–
Others	36	31
	467	307

2.19 TAX EXPENSE

in crore

	Quarter ended June 30,
	2014	2013
Current tax
Income tax	1,088	846
Deferred tax	(13)	(20)
	1,075	826

During the quarter ended June 30, 2014 and June 30, 2013 the company had a reversal of 24 crore and 23 crore (net of provisions), respectively, pertaining to tax relating to prior years.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by 39 crore for the quarter ended June 30, 2014 and will result in a decrease in deferred tax credit by 165 crore for the year ended March 31, 2015 (Refer note 2.8).

Income taxes

The provision for taxation includes tax liabilities in India on the Company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

in crore

Particulars	As at
	June 30, 2014		March 31, 2014
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		21		24
Claims against the Company, not acknowledged as debts (1)		173		169
[Net of amount paid to statutory authorities 1,715 crore (1,716 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		997		827
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	729	4,387	724	4,338
In Euro	44	362	49	405
In GBP	68	702	73	732
In AUD	75	424	75	415
Options outstanding
In USD	–	–	20	120
		5,875		6,010

(1)	Claims against the company not acknowledged as debts include demands from the Indian Income tax authorities for payment of additional tax of 1,548 crore (1,548 crore), including interest of 430 crore (430 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax ( Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is Nil (Nil as at March 31, 2014).

The foreign exchange forward & option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
Not later than one month	1,126	1,137
Later than one month and not later than three months	2,492	2,674
Later than three months and not later than one year	2,257	2,199
	5,875	6,010

The Company recognized a gain on derivative financial instruments of 72 crore and a loss on derivative instruments of 391 crore during the quarter ended June 30, 2014 and June 30, 2013, respectively, which is included in other income.

2.21 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per Schedule III to the Companies Act, 2013.

2.22 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)

in crore

Particulars	Quarter ended June 30,
	2014	2013
Capital goods	69	50
	69	50

2.23 ACTIVITY IN FOREIGN CURRENCY

in crore

Particulars	Quarter ended June 30,
	2014	2013
Earnings in foreign currency
Income from software services and products	11,052	9,664
Interest received from banks and others	1	4
	11,053	9,668
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	369	350
Professional charges	23	70
Technical sub-contractors - subsidiaries	278	234
Overseas salaries and incentives	3,861	3,790
Other expenditure incurred overseas for software development	546	624
	5,077	5,068
Net earnings in foreign currency	5,976	4,600

2.24 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in crore

Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Quarter ended June 30,
			2014	2013
Final dividend for fiscal 2014	2	9,30,32,691	400	–
Final dividend for fiscal 2013	2	7,19,18,545	–	194

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		June 30, 2014	March 31, 2014
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	U.S.	100%	100%
Infosys Consulting India Limited (1)	India	–	–
Infosys Americas (2)	U.S.	100%	100%
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (3)(12)	Mexico	–	–
Infosys McCamish Systems LLC (3)	U.S.	99.98%	99.98%
Portland Group Pty Ltd (3)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (8)	Australia	–	99.98%
Infosys Australia (5)	Australia	100%	100%
Edgeverve Systems Limited (11)	India	100%	100%
Lodestone Holding AG	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (6)(10)	Canada	–	–
Lodestone Management Consultants Inc. (6)	U.S.	100%	100%
Lodestone Management Consultants Pty Limited (6)	Australia	100%	100%
Lodestone Management Consultants AG (6)	Switzerland	100%	100%
Lodestone Augmentis AG (9)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (6)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (7)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (6)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (6)	Singapore	100%	100%
Lodestone Management Consultants SAS (6)	France	100%	100%
Lodestone Management Consultants s.r.o. (6)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (6)	Austria	100%	100%
Lodestone Management Consultants China Co., Ltd. (6)	China	100%	100%
Lodestone Management Consultants Ltd. (6)	UK	100%	100%
Lodestone Management Consultants B.V. (6)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (7)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (6)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (6)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (6)	Argentina	100%	100%

(1)	The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	Under liquidation
(6)	Wholly owned subsidiaries of Lodestone Holding AG
(7)	Majority owned and controlled subsidiaries of Lodestone Holding AG
(8)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014.
(9)	Wholly owned subsidiary of Lodestone Management Consultant AG
(10)	Liquidated effective December 31, 2013
(11)	Incorporated effective February 14, 2014 (Refer note 2.10.2)
(12)	Incorporated effective February 14, 2014

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust

List of key management personnel
Whole time directors	Executive council members (*)
S. D. Shibulal	U. Ramadas Kamath
Srinath Batni	Chandrashekar Kakal
V. Balakrishnan (resigned effective December 31, 2013)	Nandita Gurjar
Ashok Vemuri (resigned effective September 12, 2013)	Stephen R. Pratt (resigned effective January 31, 2014)
B. G. Srinivas (resigned effective June 10, 2014)	Basab Pradhan (resigned effective July 12, 2013)
U B Pravin Rao (effective January 10, 2014)	Prasad Thrikutam
Dr. Vishal Sikka (appointed effective June 14, 2014)	Rajiv Bansal
Srikantan Moorthy (effective April 1, 2013)
Non-whole-time directors	Sanjay Purohit (effective April 1, 2013)
N. R. Narayana Murthy (effective June 14, 2014)	Ranganath D Mavinakere (effective August 19, 2013)
S. Gopalakrishnan (effective June 14, 2014)	Binod Hampapur Rangadore (effective August 19, 2013)
K.V.Kamath	Nithyanandan Radhakrishnan (effective August 19, 2013)
Deepak M. Satwalekar (retired effective November 13, 2013)	V.G. Dheeshjith (effective November 1, 2013)
Dr. Omkar Goswami	Ganesh Gopalakrishnan (effective November 1, 2013)
David L. Boyles (retired effective January 17, 2014)	Haragopal Mangipudi (effective November 1, 2013)
Prof. Jeffrey S. Lehman	Manish Tandon (effective November 1, 2013)
R. Seshasayee	K. Muralikrishna (effective November 1, 2013)
Ann M. Fudge (resigned effective June 14, 2014)	S. Ravi Kumar (effective November 1, 2013)
Ravi Venkatesan	Sanjay Jalona (effective November 1, 2013)
Leo Puri (appointed effective April 11, 2013 and resigned effective August 14, 2013)	Jackie Korhonen (appointed effective November 1, 2013)
Kiran Mazumdar Shaw (appointed effective January 10, 2014)	Subrahmanyam Goparaju (appointed effective November 1, 2013 and resigned effective December 27, 2013)
Carol M. Browner (appointed effective April 29, 2014)

(*) Executive council dissolved effective April 1, 2014

Executive Officers (effective April 1, 2014)

Rajiv Bansal, Chief Financial Officer

Srikantan Moorthy , Group Head of Human Resource Development

Parvatheesam K, Chief Risk and Compliance Officer and Company Secretary (effective September 12, 2013)

The details of amounts due to or due from as at June 30, 2014 and March 31, 2014 are as follows:

in crore

Particulars	As at
	June 30, 2014	March 31, 2014
Trade Receivables
Infosys China	11	8
Infosys Mexico	2	2
Infosys Brasil	6	4
Infosys BPO (Including subsidiaries)	1	1
Lodestone Holding AG (including subsidiaries)	17	16
Infosys Public Services	116	98
	153	129
Loans
Infosys Brasil	37	36
	37	36
Other receivables
Infosys BPO (Including subsidiaries)	–	2
Infosys Mexico	2	–
Infosys Sweden	4	5
Infosys Public Services	107	2
Lodestone Holding AG (including subsidiaries)	13	4
	126	13
Unbilled revenues
Lodestone Holding AG (including subsidiaries)	1	–
	1	–
Trade payables
Infosys China	12	14
Infosys BPO (Including subsidiaries)	5	4
Infosys Mexico	2	1
Infosys Sweden	4	6
Lodestone Holding AG (including subsidiaries)	75	4
Infosys Brasil	1	1
	99	30
Other payables
Infosys BPO (Including subsidiaries)	8	3
Infosys China	(6)	(12)
Infosys Mexico	1	2
Lodestone Holding AG (including subsidiaries)	6	4
Infosys Brasil	1	6
Infosys Public Services	1	–
	11	3
Provision for expenses
Infosys BPO (Including subsidiaries)	1	2
Lodestone Holding AG (including subsidiaries)	5	6
	6	8
Rental Deposit given for shared services
Infosys BPO	21	21
Rental Deposit taken for shared services
Infosys BPO	27	27

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.9, for the quarter ended June 30, 2014 and June 30, 2013 are as follows:

in crore

Particulars	Quarter ended June 30,
	2014	2013
Capital transactions:
Loans
Infosys Brasil	–	22
	–	22
Revenue transactions:
Purchase of services
Infosys China	36	63
Lodestone Holding AG (including subsidiaries)	222	162
Infosys BPO (Including subsidiaries)	53	41
Infosys Sweden	12	1
Infosys Mexico	2	3
Infosys Brasil	1	1
	326	271
Purchase of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	18	21
	18	21
Interest income
Lodestone Holding AG	–	2
Infosys Public Services	–	1
Infosys Brasil	1	–
	1	3
Sale of services
Infosys China	3	–
Infosys Mexico	2	–
Lodestone Holding AG (including subsidiaries)	6	2
Infosys Brasil	1	–
Infosys BPO (including subsidiaries)	23	16
Infosys Public Services	169	137
	204	155
Sale of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	9	11
	9	11

During the quarter ended June 30, 2014, an amount of 48 crore (Nil for the quarter ended June 30, 2013) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:

in crore

Particulars	Quarter ended June 30,
	2014	2013
Salaries and other employee benefits to whole-time directors and members of executive council (1)	11	7
Commission and other benefits to non-executive / independent directors	2	3
Total	13	10

(1)	Executive Council dissolved effective April 1, 2014 and Executive officers have been appointed with effect from that date

2.26 Merger of Infosys Consulting India Limited

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. ICIL was a wholly owned subsidiary of Infosys Limited and was engaged in software related consultancy services. The merger of ICIL into Infosys Limited has been accounted for under pooling of interest method referred to in Accounting Standard 14, Accounting for Amalgamation (AS-14).

All the assets and liabilities of ICIL on and after the appointed date and prior to the effective date have been transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

2.27 RESEARCH AND DEVELOPMENT EXPENDITURE

in crore

Particulars	Quarter ended June 30,
	2014	2013
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centers (eligible for weighted deduction) (1)
Capital Expenditure	–	–
Revenue Expenditure	44	65
Other R&D Expenditure
Capital Expenditure	–	–
Revenue Expenditure	117	176
Total R&D Expenditure
Capital Expenditure	–	–
Revenue Expenditure	161	241

(1)	During the quarter ended June 30, 2013 the company received weighted tax deduction equal to 200% of eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) for Finacle and Infosys labs which was effective from November 23, 2011 to March 31, 2014.

The eligible R&D revenue and capital expenditure are 44 crore and Nil for the quarter ended June 30, 2014 and 65 crore and Nil towards revenue and capital expenditure for the quarter ended June 30, 2013. During the quarter ended June 30, 2014, Infosys has applied for renewal of this approval for its R&D activity in development of Finacle software and has claimed the weighted tax deduction equal to 200% of eligible research and development expenditures.

2.28 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014 , the Company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable industry segments based on the "management approach" as laid down in AS 17, Segment reporting and an additional segment, Life Sciences and Healthcare was identified. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS),enterprises in Retail, Consumer packaged goods and Logistics (RCL) and enterprises in Life Sciences and Healthcare (LSH) . Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable industry segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended June 30, 2014 and June 30, 2013:

in crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	3,896	2,439	2,289	2,062	633	11,319
	3,467	2,111	1,979	1,826	576	9,959
Identifiable operating expenses	1,948	1,239	1,196	981	357	5,721
	1,679	1,087	918	924	297	4,905
Allocated expenses	807	524	491	443	136	2,401
	776	493	461	426	135	2,291
Segmental operating income	1,141	676	602	638	140	3,197
	1,012	531	600	476	144	2,763
Unallocable expenses						192
						250
Other income, net						790
						563
Profit before tax						3,795
						3,076
Tax expense						1,075
						826
Profit after taxes and exceptional item						2,720
						2,250

Geographic Segments

Quarter ended June 30, 2014 and June 30, 2013:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	7,181	2,491	302	1,345	11,319
	6,362	2,116	293	1,188	9,959
Identifiable operating expenses	3,556	1,295	237	633	5,721
	3,155	1,086	125	539	4,905
Allocated expenses	1,540	532	57	272	2,401
	1,483	491	58	259	2,291
Segmental operating income	2,085	664	8	440	3,197
	1,724	539	110	390	2,763
Unallocable expenses					192
					250
Other income, net					790
					563
Profit before tax					3,795
					3,076
Tax expense					1,075
					826
Profit after taxes and exceptional item					2,720
					2,250

2.29 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in crore

Particulars	As at
	June 30, 2014	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011
Obligations at year beginning	668	612	569	459	308
Service cost	22	94	183	143	171
Interest cost	15	45	35	37	24
Transfer of obligation on amalgamation (refer to note 2.26)	–	3	–	–	–
Actuarial (gain) / loss	31	8	(23)	(6)	15
Benefits paid	(30)	(94)	(83)	(64)	(59)
Curtailment gain	–	–	(69)	–	–
Obligations at year/ period end	706	668	612	569	459
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.
Change in plan assets
Plan assets at year beginning, at fair value	677	643	582	459	310
Expected return on plan assets	16	59	57	47	34
Actuarial gain / (loss)	3	(3)	1	–	1
Contributions	45	70	86	140	173
Benefits paid	(30)	(94)	(83)	(64)	(59)
Transfer of plan assets on amalgamation (refer to note 2.26)	–	2	–	–	–
Plan assets at year/ period end, at fair value	711	677	643	582	459
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/period	711	677	643	582	459
Present value of the defined benefit obligations at the end of the year/period	706	668	612	569	459
Asset recognized in the balance sheet	5	9	31	13	–
Assumptions
Interest rate	8.80%	9.20%	7.95%	8.57%	7.98%
Estimated rate of return on plan assets	9.50%	9.55%	9.51%	9.45%	9.36%
Weighted expected rate of salary increase	8.00%	8.00%	7.27%	7.27%	7.27%

Experience adjustments:

in crore

Particulars	As at
	June 30, 2014	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011
(Gain) / loss:
Experience adjustments on plan liabilities	17	14	(49)	13	18
Experience adjustments on plan assets	(3)	3	–	–	1

Net gratuity cost for the quarter and year ended June 30, 2014 and June 30, 2013 comprises of the following components:

in crore

Particulars	Quarter ended June 30,
	2014	2013
Gratuity cost for the period
Service cost	22	40
Interest cost	15	11
Expected return on plan assets	(16)	(15)
Actuarial (gain)/loss	28	–
Plan amendment amortization	–	(1)
Net gratuity cost	49	35
Actual return on plan assets	19	16

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited (ICIL). This has been offset pursuant to transfer of all assets and liabilities of ICIL on account of merger. (refer to note 2.26)

As at June 30, 2014 and March 31, 2014, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute 60 crore to the gratuity trust during the remainder of fiscal 2015.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortized on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at June 30, 2014 and March 31, 2014 amounts to 10 crore and 11 crore, respectively and disclosed under 'Other long-term liabilities' and 'other current liabilities'.

2.30 PROVIDENT FUND

The Company contributed 69 crore towards provident fund during the quarter ended June 30, 2014 (62 crore the quarter ended June 30, 2013).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at June 30, 2014, March 31, 2014, March 31, 2013, March 31, 2012, and March 31, 2011.

The details of fund and plan asset position are given below:

in crore

Particulars	As at March 31,
	June 30, 2014	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011
Plan assets at period end, at fair value	2,851	2,817	2,399	1,816	1,579
Present value of benefit obligation at period end	2,851	2,817	2,399	1,816	1,579
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	June 30, 2014	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011
Government of India (GOI) bond yield	8.80%	9.20%	7.95%	8.57%	7.98%
Remaining term of maturity	8 years	8 years	8 years	8 years	7 years
Expected guaranteed interest rate	8.75%	8.75%	8.25%	8.25%	9.50%

2.31 SUPERANNUATION

The Company contributed 52 crore to the superannuation trust during the quarter ended June 30, 2014 (48 crore during the quarter ended June 30, 2013).

2.32 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Quarter ended June 30,
	2014	2013
Number of shares considered as basic weighted average shares outstanding	57,14,02,566	57,42,36,166
Effect of dilutive common equivalent shares	–	–
Number of shares considered as weighted average shares and potential shares outstanding	57,14,02,566	57,42,36,166

2.33 RESTRICTED DEPOSITS

Restricted deposits as at June 30, 2014 include 999 crore (977 crore as at March 31, 2014) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.34 CORPORATE SOCIAL RESPONSIBILITY (CSR)

As per Section 135 of the Companies Act, 2013, a CSR committee has been formed by the company. The proposed areas for CSR activities are eradication of hunger, poverty and malnutrition, promoting education and healthcare and rural development projects. The funds will be allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

2.35 LITIGATION

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

During the year ended March 31, 2014 the Company recorded a charge related to the settlement agreement (including legal costs) of 219 crore related to the matters that were the subject of the Settlement agreement. The said amount was paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.36 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

in crore

Particulars	Quarter ended June 30,
	2014	2013
Income from software services and products	11,319	9,959
Software development expenses	6,849	6,089
GROSS PROFIT	4,470	3,870
Selling and marketing expenses	578	542
General and administration expenses	695	565
	1,273	1,107
OPERATING PROFIT BEFORE DEPRECIATION	3,197	2,763
Depreciation and amortization	192	250
OPERATING PROFIT	3,005	2,513
Other income	790	563
PROFIT BEFORE TAX	3,795	3,076
Tax expense:
Current tax	1,088	846
Deferred tax	(13)	(20)
PROFIT FOR THE PERIOD	2,720	2,250

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal	S. Gopalakrishnan	S. D. Shibulal	Dr. Vishal Sikka	Srinath Batni
Partner Membership No. 090906	Non-Executive Vice-Chairman	Chief Executive Officer and Managing Director	Director	Director

	U.B.Pravin Rao	K.V. Kamath	Dr. Omkar Goswami	Prof. Jeffrey S. Lehman
	Chief Operating Officer and Director	Director	Director	Director

	Ravi Venkatesan	R.Seshasayee	Kiran Mazumdar- Shaw	Carol M Browner
	Director	Director	Director	Director

	Rajiv Bansal	Parvatheesam K
Bangalore July 11, 2014	Chief Financial Officer	Chief Risk and Compliance Officer and Company Secretary

Auditors’ Report on Quarterly Financial Results of Infosys Limited Pursuant to the Clause 41 of the Listing Agreement

To

The Board of Directors of Infosys Limited

We have audited the quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 30 June 2014, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These quarterly financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued under the Companies (Accounting Standards) Rules, 2006 which continue to apply under section 133 of the Companies Act, 2013 and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 June 2014.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W/W-100022

Akhil Bansal
Partner
Membership number: 090906
Bangalore
11 July 2014